UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

             PS PARTNERS IV, LTD., A CALIFORNIA LIMITED PARTNERSHIP
           -----------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

      David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                             818/244-8080, ext. 529
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2003
         ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. N/A

1     Name of Reporting Person
      I.R.S. Identification No. of Above Person(Entities Only)

                  Public Storage, Inc.

2     Check the Appropriate Box if a Member of a Group*

                                                a. [ ]
                                                b. [ ]

3     SEC Use Only

4     Source of Funds*
                  WC, OO

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e) [ ]

6     Citizenship or Place of Organization
                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7        Sole Voting Power
                           75,149

                  8        Shared Voting Power
                           N/A

                  9        Sole Dispositive Power
                           75,149

                  10       Shared Dipositive Power
                           N/A

11    Aggregate Amount Beneficially owned by Each Reporting Person
                  75,149

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13    Percent of Class Represented by Amount in Row (11)
                  58.7%

14    Type of Reporting Person* CO

         The Statement on Schedule 13D dated April 21, 1994, as previously amended, is amended by this Amendment No. 3 as set forth below.

Item 4.  Purpose of Transaction
         ----------------------------

         Item 4 of the Schedule 13D is supplemented as follows:

         On April 28, 2003, Public Storage, Inc. ("PSI"), through a wholly-owned subsidiary, acquired all of the 52,851 units of limited partnership interest ("Units") in PS Partners IV, Ltd., a California Limited Partnership (the "Partnership") that were not previously owned by PSI. PSI's acquisition of the 52,851 Units was accomplished through the merger of PS Partners IV Merger Co., Inc., a wholly-owned, second tier subsidiary of PSI, into the Partnership. In the merger, the 52,851 Units were converted into an aggregate of approximately
(i) 427,000 shares of PSI common stock (at the rate of 13.965 shares of PSI common stock per Unit) and (ii) $9,862,346 in cash (at the rate of $442 per
Unit). The amounts set forth above exclude, in each case, a cash distribution of $6.93 per Unit (such cash distribution was paid on all of the 128,000 Units in the Partnership). As a result of the merger, (i) PSI, through a wholly-owned subsidiary, owns all of the 128,000 Units in the Partnership and (ii) PSI and B. Wayne Hughes retain their general partner interests in the Partnership, and the Partnership remains in existence.


Item 5   Interest in Securities of the Issuer
         ----------------------------------------

         Item 5 of the Schedule 13D is supplemented as follows:

         Prior to April 28, 2003, PSI owned 75,149 Units, which constituted approximately 58.7% of the total number of Units outstanding of 128,000. After April 28, 2003, PSI owns all of the Units.

         PSI has the sole power to vote and the sole power to dispose of the Units. These Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

Item 7   Material to be Filed as Exhibits
         -------------------------------------

         Exhibit 1 - Agreement and Plan or Reorganization by and among PSI, PS Partners IV Merger Co., Inc. and the Issuer dated as of December 18, 2002 (incorporated by reference from Exhibit 2 to the Issuer's Current Report on Form 8-K dated April 28, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 28, 2003                     PUBLIC STORAGE, INC.

                                            By: /S/ David Goldberg
                                            -----------------------
                                            David Goldberg
                                            Vice President